August 15, 2018

Via EDGAR and Email

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:          Timberland Bancorp, Inc., Hoquiam, Washington
Registration Statement on Form S-4 (Commission File No. 333-226389)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the Securities Act of 1933, as amended, and in connection with the above-referenced Registration Statement, Timberland Bancorp, Inc. (the "Company") hereby respectfully requests that the above-referenced Registration Statement be declared effective at 3:00 p.m. Eastern Time on Friday, August 17, 2018, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Mr. John F. Breyer, Jr. of Breyer & Associates PC at (703) 883-1100.

Sincerely,

/s/Michael R. Sand

Michael R. Sand
President and Chief Executive Officer

cc: David Lin, Esquire, Division of Corporation Finance, Securities and Exchange
     Commission